FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, November 25, 2011

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, SERIES E, SERIES G AND SERIES I PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a quarterly dividend of C$0.359375 per share on its Series C Preferred Shares, C$0.296875 per share on its Series E Preferred Shares, C$0.3125 per share on its Series G Preferred Shares and C$0.3125 per share on its Series I Preferred Shares.  The dividends are payable on December 30, 2011 to shareholders of record on December 15, 2011.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:      John Varnell, Chief Financial Officer, at (416) 367-4941

                  Media Contact
                   Paul Rivett, Chief Legal Officer, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946